SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at February 2, 2004

GREAT BASIN GOLD LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: February 2, 2004

* Print the name and title of the signing officer under his signature.

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Great Basin Gold Ltd.
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.greatbasingold.com

GREAT BASIN DRILLING CONTINUES TO DELINEATE A MAJOR NEW GOLDFIELD
IN WITWATERSRAND BASIN , SOUTH AFRICA

February 2, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO of Great Basin Gold Ltd. (TSX-GBG; AMEX-GBN) is pleased to announce that Great Basin is successfully delineating a major new goldfield in the South Rand area of the Witwatersrand Basin, South Africa (see map on website). Currently, seven major goldfields are known within the Witwatersrand, which together comprise the world's largest gold district, producing 12 million ounces annually or 34% of global gold production. There are four main gold horizons in the Witwatersrand; one being the Kimberley Reef, the principal gold host on the Company's Burnstone property. Based on very encouraging results received from on-going multi-rig drilling, Great Basin has rapidly expanded its property holdings and controls the new goldfield discovery, having recently increased its mineral property position to an area measuring 33 kilometres by 11 kilometres.

Extensive core drilling programs continue to define gold-bearing areas on the Burnstone property. At least four gold deposit areas have been identified so far, with resource delineation drilling underway or planned for each area. In 2003, Great Basin drilled 100 holes along a 15 km long, northwest to southeast trending mineralized corridor defined by deposit Areas 1 to 3. Drill hole location maps showing the deposit areas outlined and tabulated results are posted on the Company's website. Drilling in the latter part of the year mainly focused on Areas 2 and 3. Forty-two holes were drilled at Area 2, and 14 drill holes targeted Area 3; fifty percent of these holes contain visible gold. Drill holes in Area 2 are presently spaced at 400 to 1,000 metres over an area of 3.5 kilometres by 3 kilometres, and the deposit is still open to expansion. Thickness-grade values range from 13 cmg/t to 1074 cmg/t. At Area 3, holes were mainly drilled at 300 metres spacing along two fences, 500 metres apart. A 1 kilometre by 1 kilometre area of greater than 350 cmg/t results has been outlined, with further drilling needed to tie in a 1317 cmg/t result in a lone hole located 1.5 kilometres to the south. Work at site resumed on January 8, 2004 with five rigs. Plans are to begin with further drilling at Areas 1, 2 and 3, followed by initial drill testing of Area 4 later in the quarter.

An exciting new geological picture for the Burnstone property has emerged from recent drilling. Two parallel faults, spaced four kilometres apart, have uplifted the central portion of the 15 kilometre long mineralized corridor. As a result, a substantial portion of each of the deposit areas lies at relatively shallow depths of only 250-750 metres, significantly less than the 1,000-3,000 metre depths that are more typical of the major gold operations in the Witwatersrand. This should allow for relatively easy access to the Kimberley Reef and considerably lower development and operating costs at Burnstone.

The Company's goal for its new Burnstone goldfield discovery is to delineate, engineer, permit and construct a classic multi-million ounce Witwatersrand gold mine with production in excess of 200,000 ounces per year. The first step is to drill off substantial gold resources and this stage is being successfully achieved. The next step, preliminary project engineering and mine planning, has begun for Area 1. Various development options, including multiple developments and larger-scale developments, leading to higher-throughput operations with the potential of increased annual gold production, are being assessed.

Harmony Gold's successful 360,000 ounce per year operations in the Evander goldfield, located 70 kilometres northeast, is analogous in many aspects to Burnstone, and indicate the potential of Burnstone. According to the Harmony 2003 annual report, measured and indicated mineral resources for Evander, at a 250 cmg/t cut-off, are 169 million tonnes at a grade of 6.71 g/t, containing 36.6 million ounces of gold. Evander's reported historic production is about 43 million ounces for an overall gold resource tally of about 80 million ounces for the goldfield. Burnstone and Evander are located south and north of a locally uplifted area, and have a similar geological setting and history. There are also multiple gold deposits in each goldfield. Harmony's operations include the historic Kinross, Braden, Leslie and Winkelhaak mines and production is currently derived from six shafts. At Burnstone, there are four areas of gold mineralization known from work done so far. In addition, the grade of the mineral resource at Evander is similar to that estimated for the Area 1 deposit. At a 350 cmg/t cut-off, the diluted grade for Area 1 is 7.50 g/t (see Great Basin News Release dated October 21, 2003), which compares favourably to the grade of 6.71 g/t for the mineral resources at Evander. However, the depth of the mineralization at Burnstone is considerably shallower than the 300-2,100 metre depths at which the Kimberley Reef deposits are mined at Evander.

The Burnstone gold property is located approximately 80 kilometres southeast of Johannesburg in an area of open, rolling country that is traversed by major paved highways, railroads, power lines and pipelines, providing excellent infrastructure for development. Skilled labour, mining expertise, equipment, process facilities and development capital are all at hand to support efficient development of the project. Great Basin holds the option to purchase up to 100% of Southgold Exploration (Pty) Ltd, which in turn has the right to acquire 100% of the Burnstone property.

Great Basin's drilling programs include rigorous quality assurance and quality control ("QA/QC") procedures under the supervision of qualified persons. The in-house qualified person for the drilling program at Burnstone is Daniel Kilby, P.Eng. Details of the QA/QC program are provided in technical reports filed on www.sedar.com.

For additional details on the Burnstone gold property, please visit the Great Basin website at www.greatbasingold.com or contact Investor Services at (604)684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuing availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.